Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at May 9, 2018 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three months ended March 31, 2018 and 2017.  The unaudited condensed consolidated interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34 Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

2	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Table of Contents

4	BUSINESS OVERVIEW AND STRATEGY
5	HIGHLIGHTS
7	GUIDANCE
8	MARKET OVERVIEW
9	SELECTED FINANCIAL INFORMATION
10	REVENUE BY ASSET
11	OVERVIEW OF FINANCIAL PERFORMANCE – Q1/2018 TO Q1/2017
17	SUMMARY OF QUARTERLY INFORMATION
18	BALANCE SHEET REVIEW
19	LIQUIDITY AND CAPITAL RESOURCES
21	CRITICAL ACCOUNTING ESTIMATES
24	OUTSTANDING SHARE DATA
24	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
25	NON-IFRS FINANCIAL MEASURES
28	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review
"Q1/2018"	The three-month period ended March 31, 2018
"Q4/2017"	The three-month period ended December 31, 2017
"Q3/2017"	The three-month period ended September 30, 2017
"Q2/2017"	The three-month period ended June 30, 2017
"Q1/2017"	The three-month period ended March 31, 2017
"Q4/2016"	The three-month period ended December 31, 2016
"Q3/2016"	The three-month period ended September 30, 2016
"Q2/2016"	The three-month period ended June 30, 2016
"Q1/2016"	The three-month period ended March 31, 2016

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"PGM"	Platinum group metals
"C$" or "CAD"	Canadian dollars	"oz"	Ounce
		"oz Au"	Ounce of gold
Interest types		"oz Ag"	Ounce of silver
"NSR"	Net smelter return royalty	"oz Pt"	Ounce of platinum
"GR"	Gross royalty	"oz Pd"	Ounce of palladium
"ORR"	Overriding royalty	"LBMA"	London Bullion Market Association
"GORR"	Gross overriding royalty	"bbl"	Barrel
"FH"	Freehold or lessor royalty	"boe"	Barrels of oil equivalent
"NPI"	Net profits interest	"WTI"	West Texas Intermediate
"NRI"	Net royalty interest
"WI"	Working interest

3

Business Overview and Strategy

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at May 9, 2018
	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	43	7	57	107
Advanced	29	7	—	36
Exploration	138	70	25	233
TOTAL	210	84	82	376

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering over ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

4	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Highlights

Financial Update – Q1/2018

•	GEOs(1): 115,671 GEOs sold in Q1/2018, a decrease from 131,578 GEOs in Q1/2017, which is in line with guidance;
•	Revenue: $173.1 million in Q1/2018, a slight increase from $172.7 million in Q1/2017;
•	Adjusted EBITDA(2): $139.9 million, or $0.75 per share in Q1/2018, an increase of 8.9% from $128.5 million, or $0.72 per share, in Q1/2017;
•	Margin(2): 80.8% in Q1/2018, compared to 74.4% in Q1/2017;
•	Net income: $64.6 million, or $0.35 per share, for Q1/2018, an increase of 41.7% compared to $45.6 million, or $0.26 per share, in Q1/2017;
•	Adjusted Net Income(2): $63.9 million, or $0.34 per share in Q1/2018, an increase of 42.6% compared to $44.8 million, or $0.25 per share, in Q1/2017;
•	Net cash provided by operating activities: $137.5 million in Q1/2018, an increase of 14.8% compared to $119.8 million in Q1/2017;
•

Available capital: $1.4 billion available as at March 31, 2018, comprising $165.3 million of working capital, $134.0 million in marketable equity securities, and $1.1 billion available under the Company’s credit facilities.

1GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2018, respectively.

2Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

5

Corporate Development

Additional acquisition and funding of Cobre Panama, Panama

On January 19, 2018, the Company entered into an amended and restated stream agreement with First Quantum Minerals Ltd. (“First Quantum”) and Korea Resources Corp. (“KORES”).  The amended and restated stream agreement covers 100% of the Cobre Panama project (“Cobre Panama”). Cobre Panama, which is in the construction phase and is located Panama, is 90% owned by First Quantum and 10% by KORES.

The amended and restated agreement comprises two distinct precious metals streams: the original stream covering First Quantum’s initial 80% interest in the project (the “Fixed Payment Stream”) and a new stream covering First Quantum’s additional 10% interest in the project acquired from LS-Nikko Copper Inc. in Q4/2017 and KORES’ 10% interest in the project (the “Floating Payment Stream”).

Fixed Payment Stream

Under the terms of the Fixed Payment Stream, Franco-Nevada is funding a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 to First Quantum’s share of the capital costs for Cobre Panama in excess of $1.0 billion. As at March 31, 2018, the Company funded a cumulative total of $796.8 million towards the Fixed Payment Stream.  For the remainder of 2018, Franco-Nevada expects to contribute between $160 million and $180 million of the $1.0 billion deposit.

Under the terms of the amended and restated stream agreement, the fixed price for the Fixed Payment Stream is $418 per ounce of gold and $6.27 per ounce of silver (each increased by a 1.5% annual inflation factor), until 1,341,000 ounces of gold and 21,500,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be the greater of 50% of the fixed price and 50% of the spot price.

Floating Payment Stream

The purchase price of the Floating Payment Stream was $356.0 million and was funded upfront upon closing on March 16, 2018. The terms of the Floating Payment Stream, other than the ongoing price, will be similar to the Fixed Payment Stream, including initially linking precious metals deliveries to copper in concentrate shipped. Under the Floating Payment Stream, the ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be 50% of the spot price.

First Quantum reported that as of the end of Q1/2018, Cobre Panama is 70% complete and an initial 15% expansion to the throughput capacity has been approved.  Additionally, Cobre Panama remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019. Estimated total capital costs were revised to $6.3 billion.  Estimated capital expenditures for 2018 are $1.2 billion.

Acquisition of Bowen Basin Coal Royalties, Australia

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of A$4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, Olive Downs project which had filed permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalty is a production payment of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

Acquisition of U.S. Oil & Gas Royalties – Delaware Basin, Texas

On February 20, 2018, the Company closed the acquisition of a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin, for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties effective October 1, 2017. Revenue of $1.3 million was recognized in the statement of income and comprehensive income for the three months ended March 31, 2018.  Prior to year-end, the Company advanced $11.0 million into escrow in respect of this transaction which was included in royalty, stream and working interests, net on the statements of financial position as at December 31, 2017.

Financing

Credit facilities

During the quarter, the Company extended the maturity of its two credit facilities. The Company’s $1.0 billion unsecured revolving term credit facility (the “Credit Facility”) was amended to extend its maturity from March 22, 2022 to March 23, 2023. Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), extended the maturity of its existing unsecured revolving credit facility (the “FNBC Credit Facility”), from March 20, 2018 to March 20, 2019. Refer to “Liquidity and Capital Resources” for details.

Dividend Increase

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.24 per share to be payable on June 28, 2018 to shareholders of record on June 14, 2018. The dividend is a 4.3% increase from the previous $0.23 per share quarterly dividend and marks the 11th consecutive annual dividend increase for Franco-Nevada shareholders.

6	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Dividends declared and paid for the three months ended March 31, 2018 were $43.3 million. Of this total, $35.6 million was paid in cash and $7.7 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”).

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. 2018 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

Franco-Nevada is on track to meet its previously announced GEO and Oil & Gas revenue guidance.

	Q1/2018 Actual	2018 Guidance	2017 Actual
Mineral assets - GEO production(1),(2)	115,671 GEOs	460,000 - 490,000 GEOs	497,745 GEOs
Oil & Gas assets - Revenue(3)	$19.0 million	$50.0 million - $60.0 million	$47.0 million

1Of the 460,000 to 490,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various stream agreements. For the three months ended March 31, 2018, the Company has earned 77,724 GEOs from its stream agreements.

2In forecasting GEOs for 2018, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $17.00/oz Ag, $950/oz Pt and $1,050/oz Pd.

3In forecasting revenue from Oil & Gas assets for 2018, the WTI oil price is assumed to average $55 per barrel with a $4.80 per barrel price differential between the Edmonton Light price and realized prices for Canadian oil.

We expect to fund approximately $160 million to $180 million towards the Cobre Panama precious metals stream for the remainder of 2018, exclusive of the $356.0 million that was funded pursuant to the closing of the Floating Payment Stream. In Q1/2018, the Company funded $70.2 million towards the Fixed Payment Stream, for a cumulative total of $796.8 million of its $1 billion maximum commitment.

In addition, the Company estimated depletion and depreciation expense to be $250.0 million to $280.0 million for 2018. For Q1/2018, depletion and depreciation expense totaled $60.6 million.

Franco-Nevada strives to generate 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 87.3% of revenue earned from precious metals in Q1/2018, the Company has the flexibility to consider diversification opportunities outside of the precious metals’ space and increase its exposure to other commodities while maintaining its long-term target.

7

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mineral was produced or sold.

The gold price ended Q1/2018 at $1,324/oz, approximately 2.5% higher than at the end of 2017. During Q1/2018, gold traded between $1,308/oz and $1,355/oz with an average price of $1,329/oz. This compares to an average gold price of $1,219/oz for Q1/2017, an increase of 9.0%.

Silver prices averaged $16.77/oz in Q1/2018, a decrease of 3.8% compared to $17.42/oz in Q1/2017. Platinum and palladium prices averaged $978/oz and $1,035/oz, respectively in Q1/2018, compared to $981/oz and $767/oz, respectively, for Q1/2017, a decrease of 0.3% and an increase of 34.9% year-over-year, respectively.

The Company continued to deliver strong results reflecting the performance of our mineral assets.  One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 6.8% of total revenue in Q1/2018.

8	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Selected Financial Information

	For the three months ended
(in millions, except Average Gold Price,	March 31,
GEOs, Margin and per share amounts)	2018	2017

Statistical Measures
Average Gold Price	$1,329	$1,219
GEOs sold(1)	115,671	131,578

Statement of Income and Comprehensive Income
Revenue	$173.1	$172.7
Depletion and depreciation	60.6	71.5
Cost of sales	30.2	39.9
Operating income	77.4	55.2
Net income	64.6	45.6
Basic earnings per share	$0.35	$0.26
Diluted earnings per share	$0.35	$0.25

Dividends declared per share	$0.23	$0.22
Dividends declared (including DRIP)	$43.3	$39.4
Weighted average shares outstanding	185.9	178.5

Non-IFRS Measures
Adjusted EBITDA(2)	$139.9	$128.5
Adjusted EBITDA(2) per share	$0.75	$0.72
Margin(2)	80.8%	74.4%
Adjusted Net Income(2)	$63.9	$44.8
Adjusted Net Income(2) per share	$0.34	$0.25

Statement of Cash Flows
Net cash provided by operating activities	$137.5	$119.8
Net cash used in investing activities	$(523.2)	$(61.9)
Net cash used in financing activities	$(36.1)	$(31.0)

	As at	As at
	March 31,	December 31,
	2018	2017
Statement of Financial Position
Cash and cash equivalents	$87.7	$511.1
Total assets	4,771.8	4,788.4
Deferred income tax liabilities	61.7	60.3
Total shareholders’ equity	4,687.1	4,705.5
Working capital	165.3	593.8
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three months ended March 31, 2018, respectively.

2

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 50 (1)  mineral assets and 57 Oil & Gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three months ended March 31, 2018 and 2017:

		For the three months ended
(expressed in millions)		March 31,
Property	Interest	2018	2017
PRECIOUS METALS
Latin America
Antapaccay	Stream (indexed)	$29.0	$18.5
Candelaria	Stream 68%	18.8	27.6
Antamina	Stream 22.5%	15.7	16.3
Guadalupe-Palmarejo	Stream 50%	13.2	23.7
Other		0.4	0.6
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$3.3	$3.6
Stillwater	NSR 5%	5.9	5.7
Gold Quarry	NSR 7.29%	4.4	2.3
Marigold	NSR 1.75-5%, GR 0.5-4%	2.2	2.7
Fire Creek/Midas	Fixed to 2018 / NSR 2.5% (2)	2.9	2.4
Bald Mountain	NSR/GR 0.875-5%	1.5	1.1
South Arturo	GR 4-9%	3.1	5.3
Other		1.1	0.6
Canada
Sudbury	Stream 50%	$4.6	$6.5
Detour Lake	NSR 2%	4.1	3.2
Golden Highway	NSR 2-15%	2.4	2.1
Hemlo	NSR 3%, NPI 50%	2.6	1.0
Musselwhite	NPI 5%	1.0	0.9
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.1	1.1
Timmins West	NSR 2.25%	0.6	0.9
Canadian Malartic	GR 1.5%	0.6	0.4
Other		—	—
Rest of World
MWS	Stream 25%	$9.0	$8.6
Sabodala	Stream 6%, Fixed to 2019	7.5	9.1
Karma	Stream 4.875%, Fixed to 80,625 oz	5.9	6.0
Subika	NSR 2%	2.1	2.0
Tasiast	NSR 2%	1.6	1.7
Duketon	NSR 2%	2.1	1.5
Edikan	NSR 1.5%	1.1	0.9
Other		3.3	1.7
		$151.1	$158.0

Other Minerals		$3.0	$3.8

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$10.1	$8.3
Midale	ORR 1.14%, WI 1.59%	0.5	0.4
Edson	ORR 15%	0.5	0.6
SCOOP/STACK	Various Royalty Rates	2.2	0.6
Midland/Delaware	Various Royalty Rates	3.7	—
Orion	GORR 4%	0.8	—
Other		1.2	1.0
		$19.0	$10.9

Revenue		$173.1	$172.7

1	Including the Brucejack mine which is expected to begin generating revenue for the Company in the next twelve months.
2	2.5% NSR commencing in 2019.

10	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Overview of Financial Performance – Q1/2018 to Q1/2017

The prices of precious metals, oil and gas and the actual production from mineral and Oil & Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q1/2018	Q4/2017	Q1/2017	(Q1/18-Q4/17)	(Q1/18-Q1/17)
Gold(1)	($/oz)	$1,329	$1,274	$1,219	4.3%	9.0%
Silver(2)	($/oz)	16.77	16.70	17.42	0.4%	(3.8)%
Platinum(3)	($/oz)	978	920	981	6.3%	(0.3)%
Palladium(3)	($/oz)	1,035	993	767	4.2%	34.9%

Edmonton Light	(C$/bbl)	72.45	66.78	64.82	8.5%	11.8%
Quality Differential	(C$/bbl)	(9.20)	(3.97)	(7.59)	131.7%	21.2%
Realized oil price	(C$/bbl)	63.25	62.81	57.23	0.7%	10.5%

CAD/USD exchange rate(4)		0.7910	0.7867	0.7555	0.5%	4.7%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily average rates (Q1/2018; Q4/2017), and noon rates (Q1/2017).

Revenue and Gold Equivalent Ounces

Revenue for Q1/2018 was $173.1 million, a slight increase from $172.7 million earned in Q1/2017.  GEOs sold in Q1/2018 decreased to 115,671 compared to 131,578 in Q1/2017. The decrease in GEOs sold year-over-year was in-line with budget, and the Company continues to expect to meet its 2018 guidance. The impact of the decrease in GEOs sold was more than offset by higher precious metal and oil & gas prices.

Of this $173.1 million in revenue, precious metals revenue comprised 87.3% in Q1/2018, compared to 91.5% in Q1/2017, while revenue from the Americas was 80.6% in Q1/2018, compared to 81.0% in Q1/2017. The proportion of revenue earned from precious metals assets decreased year-over-year as a result of higher Oil & Gas revenues, which benefitted from higher prices and production levels, as well as the recent additions of the Midland,  Orion and Delaware Basin royalty portfolios within the last year.

11

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended March 31, 2018 and 2017 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended March 31,	2018	2017	Variance	2018	2017	Variance
Commodity
Precious Metals
Gold	88,794	100,540	(11,746)	$118.3	$122.9	$(4.6)
Silver	17,672	19,746	(2,074)	23.5	24.4	(0.9)
PGM	6,935	8,224	(1,289)	9.3	10.7	(1.4)
Precious Metals - Total	113,401	128,510	(15,109)	151.1	158.0	(6.9)
Other Minerals	2,270	3,068	(798)	3.0	3.8	(0.8)
Oil & Gas	-	-	-	19.0	10.9	8.1
	115,671	131,578	(15,907)	$173.1	$172.7	$0.4
Geography
Latin America	57,854	70,429	(12,575)	$77.1	$86.7	$(9.6)
United States	18,486	19,634	(1,148)	30.6	24.0	6.6
Canada	14,049	14,601	(552)	31.8	29.2	2.6
Rest of World	25,282	26,914	(1,632)	33.6	32.8	0.8
	115,671	131,578	(15,907)	$173.1	$172.7	$0.4
Type
Revenue-based royalties	27,938	25,914	2,024	$45.3	$34.1	$11.2
Streams	77,724	94,225	(16,501)	103.7	116.3	(12.6)
Profit-based royalties	3,794	2,809	985	11.8	8.9	2.9
Other	6,215	8,630	(2,415)	12.3	13.4	(1.1)
	115,671	131,578	(15,907)	$173.1	$172.7	$0.4
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended March 31,	2018	2017	Variance	2018	2017	Variance
Geography for Precious Metals
Precious Metals
Latin America	57,854	70,429	(12,575)	$77.1	$86.7	$(9.6)
United States	18,364	19,529	(1,165)	24.4	23.7	0.7
Canada	12,756	12,652	104	17.0	16.1	0.9
Rest of World	24,427	25,900	(1,473)	32.6	31.5	1.1
Precious Metals - Total	113,401	128,510	(15,109)	$151.1	$158.0	$(6.9)
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculations of GEOs.

12	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Precious Metals

Revenue from precious metals assets was $151.1 million in Q1/2018 compared to $158.0 million in Q1/2017, reflecting a decrease in GEOs sold of 113,401 GEOs in Q1/2018, down 11.8% from 128,510 GEOs in Q1/2017. The impact of the decrease in GEOs sold year-over-year, which was in-line with budget, was partly offset by higher precious metal prices.

The decrease in GEOs during the quarter was attributable to the following assets:

•

Guadalupe-Palmarejo - The Guadalupe stream delivered 9,906 GEOs in Q1/2018, compared to 19,300 GEOs in Q1/2017. The decrease compared to the prior year period is due to 2017 being an exceptionally strong year of production for Guadalupe-Palmarejo.

•

Candelaria - The Company sold 14,075 GEOs from its Candelaria stream, compared to 22,483 in Q1/2017. The decrease in production reflects planned lower throughput and grades as Lundin Mining Corporation implements its revised mine plan.

•

South Arturo – Payments from South Arturo resulted in 2,341 GEOs recognized in Q1/2018 compared to 4,392 in Q1/2017. The decrease in GEOs is a result of the end of mining in Phase 2. While South Arturo continues to process ore stockpile from Phase 2, construction for the Phase 1 open pit is scheduled to begin in the second quarter of 2018, while the El Nino underground mine is scheduled to commence construction in the second half of 2018.

The above decreases were partly offset by the following:

•

Antapaccay - The Company sold 21,766 GEOs under its Antapaccay agreement in Q1/2018, compared to 15,019 GEOs in Q1/2017, in-line with the 2018 life of mine plan as the mine sequencing moves to a new phase of production with higher grades. Under the streaming agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped.

During Q1/2018, 1,449,985 ounces of silver were received from our Antamina, Antapaccay, Candelaria and Cerro San Pedro interests and 1,419,844 ounces were sold in the quarter. Ounces of silver sold were converted to 17,672 GEOs in Q1/2018.

Other Minerals

Other Minerals generated 2,270 GEOs and $3.0 million in revenue in Q1/2018, compared to 3,068 GEOs and $3.8 million in revenue in Q1/2017.

13

Oil & Gas

Oil & Gas assets generated revenue of $19.0 million for the quarter (97% oil and 3% gas), compared to $10.9 million for Q1/2017 (94% oil and 6% gas). Q1/2018 reflects an increase in production from the Company’s Canadian assets, higher oil prices, and the addition of its recently acquired royalties in the Midland and Delaware Basins and the SCOOP/STACK.

Revenue from the Weyburn Unit for the quarter increased to $10.1 million (Q1/2017 - $8.3 million) with $6.8 million earned from the NRI (Q1/2017 - $5.5 million), $2.7 million earned from the WI (Q1/2017 - $2.4 million) and $0.6 million earned from the ORRs (Q1/2017 - $0.4 million). The Weyburn NRI benefitted from higher average realized prices and lower operating costs. Although operating costs were 7% lower in Q1/2018 than in Q1/2017,  capital expenditures were slightly higher in Q1/2018 compared to Q1/2017.  The actual realized price from the NRI was 11% higher in Q1/2018, at C$64.19/boe, compared to C$57.82/boe for Q1/2017.

With respect to the Company’s U.S. Oil & Gas assets, rig activity is ahead of original expectations. Revenue includes $2.2 million from the Company’s Oil & Gas assets in the SCOOP/STACK, compared to $0.6 million in Q1/2017, and $2.4 million and $1.3 million from the Midland and Delaware Basin portfolios of royalties, respectively. As these portfolios of royalties were added in the last year, there are no comparatives for Q1/2017 with the exception of the STACK acquisition which closed in December 2016.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2018	2017	Variance
Costs of sales	$30.2	$39.9	$(9.7)
Depletion and depreciation	60.6	71.5	(10.9)
Corporate administration	4.5	5.3	(0.8)
Business development	0.7	0.8	(0.1)
(Gain) on sale of gold bullion	(0.3)	—	(0.3)
	$95.7	$117.5	$(21.8)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2018	2017	Variance
Cost of stream sales	$27.0	$36.4	$(9.4)
Cost of prepaid ounces	1.9	1.8	0.1
Mineral production taxes	0.3	0.6	(0.3)
Oil & Gas operating costs	1.0	1.1	(0.1)
	$30.2	$39.9	$(9.7)

The decrease in costs of sales of $9.7 million reflects the decrease in stream ounces sold of 77,724 GEOs in Q1/2018 compared to 94,225 GEOs in Q1/2017, primarily from the Company’s streams on Guadalupe-Palmarejo and Candelaria.

14	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Depletion and Depreciation

Depletion and depreciation totaled $60.6 million in Q1/2018 compared to $71.5 million in Q1/2017. The decrease in depletion and depreciation expense reflects lower stream deliveries from Candelaria and Guadalupe-Palmarejo, as well as a lower depletion rate per ounce on South Arturo which completed its Phase 2 mining. These decreases were partly offset by higher depletion expense in relation to the Antapaccay stream, which delivered more ounces in Q1/2018 than in the same period in 2017.

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2018	2017	Variance
Salaries and benefits	$1.2	$1.1	$0.1
Professional fees	0.3	0.3	—
Office costs	0.2	0.2	—
Board of Directors' cost	(0.6)	0.7	(1.3)
Share-based compensation	1.2	1.6	(0.4)
Other	2.2	1.4	0.8
	$4.5	$5.3	$(0.8)

Corporate administration expenses, representing 2.6% of revenue for Q1/2018, decreased by $0.8 million compared to Q1/2017, as a result of lower director fees and share-based compensation expense. Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company. As the Company’s share price decreased during the quarter, the Company recognized a decrease in the value of the deferred share unit liability.

Business Development Expenses

Business development expenses totaled $0.7 million for the quarter compared to $0.8 million in Q1/2017. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.3 million in Q1/2018, compared to no gain or loss in Q1/2017. Gold bullion is physical ounces of gold which the Company receives as settlement from certain of its royalty interests, and is presented as other current assets on the statement of financial position.

15

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2018	2017	Variance
Foreign exchange gain	$0.5	$0.5	$—
Other income	0.1	0.2	(0.1)
	$0.6	$0.7	$(0.1)

Foreign exchange gain and other income/expenses in Q1/2018 comprised a foreign exchange gain of $0.5 million (Q1/2017 - $0.5 million) and other income of $0.1 million (Q1/2017 - $0.2 million).  The foreign exchange gain for the quarter reflects a strengthening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2018	2017	Variance
Finance income
Interest	$1.0	$0.9	$0.1
Finance expenses
Standby charges	$0.3	$0.6	$(0.3)
Amortization	0.6	0.2	0.4
	$0.9	$0.8	$0.1

Finance income was $1.0 million for the quarter (Q1/2017 - $0.9 million), while finance expenses were $0.9 million (Q1/2017 - $0.8 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. loan during Q1/2018. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facilities and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities.

In Q1/2018, the Company incurred $30,000 in interest expense, as FNBC drew down $20.0 million on the FNBC Credit Facility during the quarter to fund the Cobre Panama Floating Payment Stream acquisition. The amount drawn down was repaid before the end of the quarter, and there is no amount outstanding as at March 31, 2018.

Income Taxes

Income tax expense for the quarter totaled $13.5 million (Q1/2017 – $10.4 million), comprised of a current income tax expense of $7.4 million (Q1/2017 – $7.8 million) and a deferred income tax expense of $6.1 million (Q1/2017 – $2.6 million). The increase in income tax expense year-over-year reflects higher income earned during the quarter compared to Q1/2017.

Net Income

Net income for Q1/2018 was $64.6 million, or $0.35 per share, compared to $45.6 million, or $0.26 per share, for the same period in 2017. Adjusted Net Income was $63.9 million, or $0.34 per share, compared to $44.8 million, or $0.25 per share, earned in Q1/2017. The increase in Net Income and Adjusted Net Income was due to higher revenues as a result of higher commodity prices as well as revenues from asset acquisitions completed in the last year, coupled with lower costs of sales and depletion expense.

16	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1),(2) is set out below:

(in millions, except Margin, GEOs,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Average Gold Price and per share amounts)	2018	2017	2017	2017	2017	2016	2016	2016
Revenue	$173.1	$167.2	$171.5	$163.6	$172.7	$155.3	$172.0	$150.9
Costs and expenses(3)	95.7	106.0	108.5	107.6	117.5	154.9	104.5	100.5
Operating income	77.4	61.2	63.0	56.0	55.2	0.4	67.5	50.4
Other income (expenses)	0.7	(0.8)	(0.1)	0.7	0.8	8.5	(0.2)	3.2
Income tax expense	13.5	16.9	2.9	11.1	10.4	13.4	12.9	11.3
Net income (loss)	64.6	43.5	60.0	45.6	45.6	(4.5)	54.4	42.3
Basic earnings (loss) per share	$0.35	$0.23	$0.32	$0.25	$0.26	$(0.03)	$0.31	$0.24
Diluted earnings (loss) per share	$0.35	$0.23	$0.32	$0.25	$0.25	$(0.03)	$0.30	$0.24
Net cash provided by operating activities	$137.5	$126.3	$116.0	$126.5	$119.8	$121.9	$121.6	$103.5
Net cash used in investing activities	(523.2)	(116.2)	(185.6)	(137.2)	(61.9)	(113.3)	(41.5)	(28.1)
Net cash used in financing activities	(36.1)	(32.0)	(29.3)	332.0	(31.0)	(30.5)	(29.4)	(23.8)
Average Gold Price(4)	$1,329	$1,274	$1,278	$1,257	$1,219	$1,218	$1,335	$1,259
GEOs sold(5)	115,671	119,839	123,787	122,541	131,578	121,910	123,065	112,787
Adjusted EBITDA(6)	$139.9	$128.0	$134.1	$125.5	$128.5	$122.2	$142.2	$120.3
Adjusted EBITDA(6) per share	$0.75	$0.69	$0.72	$0.69	$0.72	$0.69	$0.80	$0.68
Margin(6)	80.8%	76.6%	78.2%	76.7%	74.4%	78.7%	82.7%	79.7%
Adjusted Net Income(6)	$63.9	$52.1	$55.3	$46.1	$44.8	$42.9	$53.5	$40.0
Adjusted Net Income(6) per share	$0.34	$0.28	$0.30	$0.25	$0.25	$0.24	$0.30	$0.22
1	Sum of the quarters may not add up to yearly total due to rounding.
2

Quarterly results for Q1/2018 have been prepared in accordance with IFRS 9 Financial Instruments, and IFRS 15 Revenue from Contracts with Customers.  Comparative information for the previous seven quarters has not been restated and is accounted for under IAS 39 Financial Instruments: Recognition and Measurement, and IAS 18 Revenue.

3	Includes impairment charges on royalty, stream and working interests.
4	Based on LBMA Gold Price PM Fix.
5

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2018, respectively.

6

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

17

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At March 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2018	2017
Cash and cash equivalents	$87.7	$511.1

Current assets	188.3	616.4
Non-current assets	4,583.5	4,172.0
Total assets	$4,771.8	$4,788.4

Current liabilities	23.0	22.6
Non-current liabilities	61.7	60.3
Total liabilities	$84.7	$82.9

Total shareholders’ equity	$4,687.1	$4,705.5

Total common shares outstanding	186.0	185.9
Key Financial Metrics
Working Capital	$165.3	$593.8
Debt to equity	—	—

Assets

Total assets were $4,771.8 million at March 31, 2018 compared to $4,788.4 million at December 31, 2017. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. The decrease of $428.1 million in current assets as at March 31, 2018 is due to the funding of the Cobre Panama Floating Payment Stream and Delaware Basin asset acquisitions in Q1/2018, as well as the Company’s contributions of $70.2 million towards the Cobre Panama Fixed Payment Stream. The increase in non-current assets from these capital expenditures was partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities at March 31, 2018 were $84.7 million including current and deferred income tax liabilities, an increase of $1.8 million compared to December 31, 2017, reflecting an increase in current and deferred income tax liabilities.

Our business strategy of growing a diversified portfolio requires the availability of capital to fund future acquisitions and dividends. The Company has $1.1 billion of capital available through its two credit facilities. During the quarter, FNBC drew down $20.0 million on the FNBC Credit Facility to fund the Cobre Panama Floating Payment Stream acquisition. The amount drawn was repaid before the end of the quarter, and there is no amount outstanding as at March 31, 2018.

Shareholders’ Equity

Shareholders’ equity decreased by $18.4 million as at March 31, 2018 compared to December 31, 2017, reflecting net income of $64.6 million in Q1/2018,  offset by a loss of $25.7 million on the Company’s equity investments, a loss $23.2 million in currency translation adjustment, and declared dividends of $43.3 million. The dividends of $43.3 million were partly settled through the issuance of $7.7 million in common shares pursuant to the Company’s DRIP. Contributed surplus also increased by $1.5 million, reflecting the amortization of share-based payments.

18	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash flow for the three months ended March 31, 2018 and 2017 was as follows:

	For the three months ended
	March 31,
(expressed in millions)	2018	2017
Net cash provided by operating activities	$137.5	$119.8
Net cash used in investing activities	(523.2)	(61.9)
Net cash used in financing activities	(36.1)	(31.0)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	3.1
Net change in cash and cash equivalents	$(423.4)	$30.0

Operating Cash Flow

Net cash generated by operating activities was $137.5 million and $119.8 million in Q1/2018 and Q1/2017, respectively. The Company benefitted from higher commodity prices and an increase in revenue from the Company’s Oil & Gas portfolio. Costs of sales were also lower due to fewer ounces delivered from the Company’s streams.

Investing Activities

Net cash used in investing activities was $523.2 million in Q1/2018 compared to $61.9 million in Q1/2017. Investing activities in Q1/2018 included the $70.2 million funding of the Cobre Panama Fixed Payment Stream, as well as the purchase of the Cobre Panama Floating Payment Stream for $356.0 million, and the $101.3 million Delaware Basin oil & gas royalties acquisition. Comparatively, investing activities in Q1/2017 were limited to the funding of the Cobre Panama Fixed Payment Stream deposit, as well as the initial deposit of $11.0 million for the purchase of the Midland Basin portfolio of royalties.

At March 31, 2018, the Company has funded a cumulative total of $796.8 million of its total $1.0 billion maximum commitment to the construction of Cobre Panama under the Cobre Panama Fixed Payment Stream.

Financing Activities

Net cash used in financing activities was $36.1 million in Q1/2018 and $31.0 million in Q1/2017. In both periods, financing activities consisted of payment of cash dividends.

Capital Resources

As at March 31, 2018, our cash and cash equivalents totaled $87.7 million (December 31, 2017 - $511.1 million). In addition, we held long-term investments at March 31, 2018 of $169.4 million (December 31, 2017 - $203.1 million), of which $134.0 million was held in publicly-traded equity instruments (December 31, 2017 - $168.1 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under the Company’s unsecured credit facility. On March 7, 2018, Franco-Nevada further extended the term of the Credit Facility from March 22, 2022 to March 22, 2023. Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio.  At March 31, 2018, U.S. and Canadian dollar advances would bear interest at a rate of 5.35% and 3.55%, respectively.  Funds can also be drawn using LIBOR 30-day rates plus 110 basis points.

An additional amount of $100.0 million is available under the FNBC Credit Facility, which is an unsecured revolving credit facility of the Company’s subsidiary, Franco-Nevada (Barbados) Corporation.  On February 21, 2018, the FNBC Credit Facility maturity date was extended from March 20, 2018 to March 20, 2019.  FNBC has the option of requesting an additional one-year extension of the maturity term during a period of time surrounding the anniversary date. At March 31, 2018, advances under the FNBC Credit Facility would bear interest at a rate of 5.60%. Funds can also be drawn using LIBOR rates plus 135 basis points.

As at May 9, 2018, the full amount of $1.1 billion is available.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at March 31, 2018, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits.

19

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and Oil & Gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q1/2018, the Canadian dollar traded in a range of $0.7641 to $0.8138, closing the quarter at $0.7756, and the Australian dollar traded between $0.7673 and $0.8114, closing the quarter at $0.7686.

Our near-term cash requirements include funding of the acquisitions of our commitments under the Cobre Panama Fixed Payment Stream agreement, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facilities. We believe that our current cash resources, our available credit facilities and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered thereafter 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

13

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2017 on the initial gold deliveries.  After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce.

14

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2017 on the initial silver deliveries.  After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered thereafter 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered thereafter 15.53% of the silver in concentrate.

17	Purchase price is 20% of the spot price of gold until 604,000 ounces of gold have been delivered. Thereafter, purchase price is 50% of the spot price of gold.
18	Purchase price is 20% of the spot price of silver until 9,618,000 ounces of silver have been delivered. Thereafter, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

20	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Cobre Panama Fixed Payment Stream

The Company has funding commitments under the Cobre Panama Fixed Payment Stream agreement as described in the Guidance section above.

Other

The Canada Revenue Agency (“CRA”) is currently conducting an audit of Franco-Nevada’s 2012, 2013 and 2014 taxation years.  The audit is in its preliminary stages and the Company has not been informed of any issues by the CRA.  Management believes that Franco-Nevada and its foreign subsidiaries are in full compliance with Canadian and foreign tax laws.  However, there can be no assurance that the CRA will not challenge the manner in which Franco-Nevada and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which Franco-Nevada has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following accounting standards were adopted by the Company as of January 1, 2018. The impact of the adoption of these standards and the new accounting policies are disclosed below.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”), replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassifications and adjustments are recognized in the opening balance sheet as at January 1, 2018 as summarized below.

•

The Company has made an irrevocable election available under IFRS 9 to continue to classify its long-term investments in equity securities at fair value through other comprehensive income (“FVTOCI”) because these investments are held as long-term strategic investments that are not expected to be sold in the short term.  This election is available on an instrument-by-instrument basis. Previously these investments were classified as available-for-sale under IAS 39. Changes in the fair value of these investments are recognized in other comprehensive income (loss). On adoption of IFRS 9, the Company recorded an adjustment of $27.1 million to reduce opening deficit with a corresponding adjustment to increase accumulated other comprehensive loss to reclassify the accumulated impairment losses on these investments to accumulated other comprehensive loss. There was no impact on net income or other comprehensive loss for the three months ended March 31, 2018.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can be measured at cost. This cost exemption is not available under IFRS 9. At the date of adoption, the Company held one equity investment at cost, which had a carrying value of $4.0 million as at January 1, 2018.  The Company assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and determined that the fair value approximates the carrying value of the instrument as of the date of adoption and as such the Company concluded no adjustment is required. The Company has determined that there was no change in the fair value of this investment during the three months ended March 31, 2018.

•

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment, rather than an incurred loss model previously applied under IAS 39. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, receivables and loan receivable. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and had a carrying value of $30.1 million as at January 1, 2018.

21

Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recorded on financial assets during the three months ended March 31, 2018.

On the date of the initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original	New	Original	New
	(IAS 39)	(IFRS 9)	(IAS 39)	(IFRS 9)	Difference
Current financial assets
Cash and cash equivalents	Available-for-sale	Amortized cost	$511.1	$511.1	$—
Receivables	Amortized cost	Amortized cost	54.6	54.6	—
Receivables from provisional gold equivalent sales	FVTPL(1)	FVTPL	11.3	11.3	—
Non-current financial assets
Equity investments	Available-for-sale	FVTOCI(2)	$172.2	$172.2	$—
Warrants	FVTPL	FVTPL	0.8	0.8	—
Loan receivable	Amortized cost	Amortized cost	30.1	30.1	—
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	$21.5	$21.5	$—
Debt	Amortized cost	Amortized cost	—	—	—
1	Fair value through profit or loss.
2	Fair value through other comprehensive income or loss.

Except as noted above, the adoption of IFRS 9 did not result in changes in the carrying values of the Company’s financial instruments on January 1, 2018.

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument’s contractual cash flow characteristics and the business models under which they are held. Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method. Previously under IAS 39 these amounts were classified as available-for-sale. The change in classification did not impact the measurement of cash and cash equivalents.

(ii)Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. Upon adoption of IFRS 9, the Company made an irrevocable election to designate these investments in common shares at FVTOCI. FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to deficit. Previously under IAS 39, these equity investments were classified as available-for-sale financial assets.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset

22	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss).  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for revenue as at January 1, 2018 are presented together as a single adjustment to the opening balance of deficit.  Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

The following policies applied in accounting for revenue for the three months ended March 31, 2018. In the comparative period, revenue was accounted for in accordance with the revenue recognition policies disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2017.

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mineral properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is credited to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market commodity prices. As such, provisional price adjustments are presented separately in Note 10 of these condensed consolidated financial statements.

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mineral or oil & gas property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mineral or oil & gas property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

23

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mineral or oil & gas property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil & gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2017, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 9, 2018, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	186,043,985
Issuable upon exercise of Franco-Nevada options(1)	955,603
Issuable upon vesting of Franco-Nevada RSUs	119,471
Diluted common shares	187,119,059
1	There were 955,603 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.41 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2018, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

24	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

25

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2018	2017
Net Income	$64.6	$45.6
Income tax expense	13.5	10.4
Finance expenses	0.9	0.8
Finance income	(1.0)	(0.9)
Depletion and depreciation	60.6	71.5
Non-cash costs of sales	1.9	1.8
Foreign exchange (gains)/losses and other (income)/expenses	(0.6)	(0.7)
Adjusted EBITDA	$139.9	$128.5
Basic weighted average shares outstanding	185.9	178.5

Basic EPS	$0.35	$0.26
Income tax expense	0.07	0.06
Finance expenses	—	—
Finance income	(0.01)	(0.01)
Depletion and depreciation	0.33	0.40
Non-cash costs of sales	0.01	0.01
Foreign exchange (gains)/losses and other (income)/expenses	—	—
Adjusted EBITDA per share	$0.75	$0.72

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended
	March 31,
(expressed in millions, except Margin)	2018	2017
Net Income	$64.6	45.6
Income tax expense	13.5	10.4
Finance expenses	0.9	0.8
Finance income	(1.0)	(0.9)
Depletion and depreciation	60.6	71.5
Non-cash costs of sales	1.9	1.8
Foreign exchange (gains)/losses and other (income)/expenses	(0.6)	(0.7)
Adjusted EBITDA	$139.9	$128.5
Revenue	173.1	172.7
Margin	80.8%	74.4%

26	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2018	2017
Net Income	$64.6	$45.6
Foreign exchange (gains)/losses and other (income)/expenses	(0.6)	(0.7)
Tax effect of adjustments	(0.1)	(0.1)
Adjusted Net Income	$63.9	$44.8
Basic weighted average shares outstanding	185.9	178.5

Basic EPS	$0.35	$0.26
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	(0.01)
Tax effect of adjustments	—	—
Adjusted Net Income per share	$0.34	$0.25

27

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian and Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.)

28	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Management’s Discussion and Analysis